

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

'ONGKONG LAND HOLDINGS LIMITED
:curities and Exchange Commission File No.82-2964

23rd July 2003



03024983

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited

We enclose for your information a copy of a press release issued on 23rd July 2003 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.



Hongkong Land Holdings Limited

NEWS RELEASE

To: Business Editor

For immediate release

HONGKONG LAND SIGNS HK$5 BILLION SYNDICATED LOAN FACILITY

23rd July 2003 – Hongkong Land Holdings Limited today announced that The Hongkong Land Company, Limited has signed a HK$5 billion Revolving Credit/Term Loan Facility (the 'Facility'). The size of the Facility was increased from an original HK$4.7 billion following strong demand and oversubscription during syndication.

The proceeds of the Facility will be used to meet the general corporate funding requirements of the Group, including refinancing of existing debt and capital expenditure. The Facility has a final maturity of seven years and bears interest at a rate of 42 basis points over HIBOR.

The HK$5 billion syndicated loan is the largest financing exercise conducted by the Hongkong Land Group since 2001 as part of the Group's strategy of enhancing its debt profile and diversifying its funding sources. The Facility follows a HK$1.5 billion fixed rate note issue placed in April 2003.

Commenting on the successful completion of the syndication, Mr Nicholas Sallnow-Smith, Chief Executive of Hongkong Land, said, "We are delighted with the strong response to the syndication and the participation of a geographically well diversified spread of leading banks. The loan provides funding at attractive rates and further extends the Group's debt maturity profile. It shows the confidence of the banking community in our business and in our sector."

Hongkong Land is a leading property and infrastructure investment, management and development group. The Company owns and manages some five million sq. ft of prime office and retail space in the heart of Hong Kong's Central business district. It is active primarily in the Hong Kong SAR, Mainland China and Singapore, and has a portfolio of property and infrastructure interests in other Asian cities. Hongkong Land has its primary share listing in London and the shares are also listed in Singapore and Bermuda. The Company is a member of the Jardine Matheson Group.

- end -

Issued by: **Hongkong Land Limited**

For further information, please contact:

Hongkong Land Limited
Francis Heng (852) 2842 8400

Golin/Harris Forrest
Sue So (852) 2501 7966

This and other Group announcements can be accessed through the Internet at 'www.hkland.com'.

NOTE TO EDITORS

HONGKONG LAND HK$5 BILLION SYNDICATED LOAN FACILITY
LIST OF PARTICIPATING BANKS

Lead Arrangers

Bank of China (Hong Kong) Limited
HSBC
Industrial and Commercial Bank of China (Asia) Limited
Standard Chartered Bank
The Bank of Tokyo-Mitsubishi, Ltd.
Bayerische Landesbank, Hong Kong Branch
Hang Seng Bank Limited

Arrangers

Wing Lung Bank, Limited
Sumitomo Mitsui Banking Corporation
UFJ Bank Limited, Hong Kong Branch

Co-Arrangers

Bank of China, Macau Branch
Dah Sing Bank, Limited

Senior Managers

Bank of East Asia
Scotiabank (Hong Kong) Limited
Tai Fung Bank Limited